UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER

SECTION 14(D)(1) OR 13(E)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

ACCELERON PHARMA INC.

(Name of Subject Company — Issuer)

ASTROS MERGER SUB, INC.

a wholly owned subsidiary of

MERCK SHARP & DOHME CORP.

(Names of Filing Persons — Offerors)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

00434H108

(CUSIP Number of Class of Securities)

Kelly Grez

Deputy Corporate Secretary, Merck & Co., Inc.

2000 Galloping Hill Road, Kenilworth, NJ 07033

(908) 740-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Catherine J. Dargan, Esq.

Michael J. Riella, Esq.

Covington & Burling LLP

One CityCenter

850 Tenth Street, NW

Washington, DC 20001-4956

+1 (202) 662 6000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not applicable*	Not applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form of Registration No.: Not applicable.	Date Filed: Not applicable.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☒	third party tender offer subject to Rule 14d-l
☐	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This filing relates solely to preliminary communications made before the commencement of a tender offer for the outstanding common stock of Acceleron Pharma Inc. (“Acceleron”) by Astros Merger Sub, Inc. (the “Purchaser”), a wholly owned subsidiary of Merck Sharp & Dohme Corp. (“Merck”), to be commenced pursuant to the Agreement and Plan of Merger, dated as of September 29, 2021, by and among Acceleron, Purchaser and Merck.

Important Information About the Tender Offer

The tender offer described in this document has not yet commenced. This document is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of Acceleron or any other securities, nor is it a substitute for the tender offer materials described herein. At the time the planned tender offer is commenced, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed by Merck and the Purchaser with the Securities and Exchange Commission (the “SEC”), and a solicitation/recommendation statement on Schedule 14D-9 will be filed by Acceleron with the SEC.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY BOTH THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 REGARDING THE OFFER, AS THEY MAY BE AMENDED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SECURITIES.

Investors and security holders may obtain a free copy of the Offer to Purchase, the related Letter of Transmittal, certain other tender offer documents and the Solicitation/Recommendation Statement (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the Information Agent for the tender offer, which will be named in the tender offer statement. In addition, Merck’s parent company, Merck & Co., Inc. and Acceleron file annual, quarterly and current reports and other information with the SEC, which are available to the public from commercial document-retrieval services and at the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by Merck & Co., Inc. may be obtained at no charge on Merck’s internet website at www.merck.com or by contacting Merck at 2000 Galloping Hill Road, Kenilworth, N.J. 07033 or (908) 423-1000. Copies of the documents filed with the SEC by Acceleron may be obtained at no charge on Acceleron’s internet website at www.acceleronpharma.com or by contacting Acceleron at 128 Sidney Street, Cambridge, MA 02139 or (617) 649-9200.

Forward-Looking Statement of Merck

This document includes statements that are not statements of historical fact, or “forward-looking statements,” including with respect to Merck’s proposed acquisition of Acceleron. Such forward-looking statements include, but are not limited to, the ability of Merck and Acceleron to complete the transactions contemplated by the merger agreement, including the parties’ ability to satisfy the conditions to the consummation of the offer contemplated thereby and the other conditions set forth in the merger agreement, statements about the expected timetable for completing the transaction, Merck’s and Acceleron’s beliefs and expectations and statements about the benefits sought to be achieved in Merck’s proposed acquisition of Acceleron, the potential effects of the acquisition on both Merck and Acceleron, the possibility of any termination of the merger agreement, as well as the expected benefits and success of Acceleron’s product candidates. These statements are based upon the current beliefs and expectations of Merck’s management and are subject to significant risks and uncertainties. There can be no guarantees that the conditions to the closing of the proposed transaction will be satisfied on the expected timetable or at all, with respect to pipeline products that the products will receive the necessary regulatory approvals or that they will prove to be commercially successful. If underlying assumptions prove inaccurate or risks or uncertainties materialize, actual results may differ materially from those set forth in the forward-looking statements.

Risks and uncertainties include but are not limited to, uncertainties as to the timing of the offer and the subsequent merger; uncertainties as to how many of Acceleron’s stockholders will tender their shares in the offer; the risk that competing offers or acquisition proposals will be made; the possibility that various conditions to the consummation of the merger and the offer contemplated thereby may not be satisfied or waived; the effects of disruption from the transactions contemplated by the merger agreement and the impact of the announcement and pendency of the transactions on Acceleron’s business; the risk that stockholder litigation in connection with the offer or the merger may result in significant costs of defense, indemnification and liability; general industry conditions and competition; general economic factors, including interest rate and currency exchange rate fluctuations; the impact of the global outbreak of novel coronavirus disease (COVID-19); the impact of pharmaceutical industry regulation and health care legislation in the United States and internationally; global trends toward health care cost containment; technological advances, new products and patents attained by competitors; challenges inherent in new product development, including obtaining regulatory approval; Merck’s ability to accurately predict future market conditions; manufacturing difficulties or delays; financial instability of international economies and sovereign risk; dependence on the effectiveness of Merck’s patents and other protections for innovative products; and the exposure to litigation, including patent litigation, and/or regulatory actions.

Merck undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by law. Additional factors that could cause results to differ materially from those described in the forward-looking statements can be found in Merck & Co., Inc.’s 2020 Annual Report on Form 10-K and its other filings with the SEC available at the SEC’s Internet site (www.sec.gov).

Exhibit Index

Exhibit No	Description

99.1	Joint press release issued by Merck & Co., Inc. and Acceleron Pharma Inc., dated September 30, 2021.

99.2	Email from Robert M. Davis, chief executive officer and president of Merck & Co., Inc., to employees of Merck & Co., Inc., dated September 30, 2021.

99.3	Social media posts of Merck & Co., Inc. or its representatives, dated September 30, 2021.

99.4	Investor presentation of Merck & Co., Inc., dated September 30, 2021.